MINNEAPOLIS 220 South Sixth Street | Suite 2200 Minneapolis, MN 55402-4504	ST. PAUL 444 Cedar Street | Suite 2100 St. Paul, MN 55101-2136

Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

March 10, 2009

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:
Preliminary Proxy Statement on Schedule 14A Amendment No. 2
Filed on February 10, 2009
SEC File No. 000-02000

Schedule 13E-3 Amendment No. 2
Filed on February 10, 2009
SEC File No. 005-15818

Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”), we are submitting this letter in response to comments made in several telephone conversations which relate to Entrx’s Preliminary Proxy Statement Amendment No. 2 and Entrx’s Schedule 13E-3 Amendment No. 2, which was filed on February 10, 2009.  We have also revised the record date and meeting date for the special shareholders meeting to March 11, 2009 and May 4, 2009, respectively.  This is reflected throughout the Preliminary Proxy Statement.  All references to page numbers are with respect to the Preliminary Proxy Statement.

Schedule 13E-3

1.           We have corrected the mistake in the legend on the first page of Schedule 13E-3 by changing the word “inadequacy” to “adequacy” in Amendment No. 3.

2.           We have also made several changes to references of page numbers of the Preliminary Proxy Statement.

Preliminary Proxy Statement

3.           Reasons for the Reverse/Forward Stock Split – Page 8.

We have expanded the discussion under “Reasons for the Reverse/Forward Stock Split” beginning on page 8 to include a discussion concerning the apparent lack of interest by small shareholders, and the issue of escheated shares.  As a result of the failure of the passage of the Reverse/Forward Stock Split proposal last year, a large number of shareholders whose shares were escheated missed an opportunity to be cashed out at a favorable price.

4.           Background and Purpose of the Reverse/Forward Stock Split - Page 10.

Beginning on page 10, we explain that we now have fewer shareholders as the result of shares being escheated to various states over the past year, and the discovery that there are fewer shareholders than we originally had thought in our non-NOBO list.  We also discuss Entrx’s reason and intent to go forward with the proposal, notwithstanding this discovery.  The Preliminary Proxy Statement reflects this change in several other places.

5.           Effect of the Reverse/Forward Stock Split on Entrx Shareholders – Page 12.

We corrected the error under Affiliates on page 13 with regard to the increase in book value per share attributable to Peter Hauser, assuming the Reverse/Forward Stock Split is consummated.

Very truly yours, /s/ Roger H. Frommelt Roger H. Frommelt

cc:	Peter L. Hauser, Entrx Corporation Brian Niebur, Entrx Corporation